UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Receives NASDAQ Notification Related to Minimum Bid Requirement Dated May 1, 2012	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 1 , 2012	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	Janine Wiener +972.54.322.5946 Janine.wiener@alvarion.com

Alvarion® Receives NASDAQ Notification Related to Minimum Bid Requirement

Tel Aviv, Israel, May 1, 2012 – Alvarion® Ltd. (NASDAQ: ALVR), a provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks today announced that it received a notice from The NASDAQ Stock Market (“NASDAQ”) advising the company it has failed to comply with NASDAQ’s minimum bid requirement of $1.00 per share necessary for continued inclusion on the NASDAQ Global Select Market. The NASDAQ letter has no immediate effect on the listing of the company’s ordinary shares.

Alvarion has been provided 180 calendar days, or until October 23, 2012, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the company’s ordinary shares must be at least $1.00 per share for a minimum 10 consecutive business days.

If the company does not regain compliance within the initial 180-day period, but otherwise meets the continued listing requirements for market value of publicly held shares and all other initial listing standards for the NASDAQ Capital Market, except for the bid price requirement, the NASDAQ staff may grant the company an additional 180 calendar days to regain compliance. If the Company is not granted an additional 180 day calendar period, then NASDAQ will provide written notification that the Company’s securities will be delisted and the Company may appeal the determination to the NASDAQ Listing Qualifications Panel.

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement the 2012 plan referred to above, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global  macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated; the potential incurrence by Alvarion of unknown liabilities of Wavion; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.